

Mail Stop 3720

November 20, 2009

Mr. Peter D. Thompson
Chief Financial Officer
Radio One, Inc.
5900 Princess Garden Parkway, 7th Floor
Lanham, Maryland 20706

      **RE: Radio One, Inc.
          Form 10-K for the year ended December 31, 2008
          Filed March 16, 2009, as amended April 30, 2009 and
            November 18, 2009
          File No. 000-25969**

Dear Mr. Thompson:

      We have completed our review of your Form 10-K and have no further comments at this time.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director

Cc: Kristopher Simpson, Esq.
        Radio One, Inc.
        Via Facsimile: (301) 306-9638